Filenr. 082-04865

HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 78 50

RECEIVED

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.





07020818

Date Naarden, January 19, 2007

Re: Hagemeyer N.V.,
Filenr. 082-04865

SUPPL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Kind regards,

Maureen Pultoo
Secretary

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
13 December 2006	English + Dutch	Conversion €150,000,000 5.75% subordinated convertible bonds (2009)
9 January 2007	English + Dutch	Acquisition Breva completed

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change

6. OTHER

Date	Language	Subject

 **HAGEMEYER**

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Conversion € 150,000,000 5.75% subordinated convertible bonds (2009)

In connection with Hagemeyer's financial restructuring in 2004 Hagemeyer issued € 150,000,000 - 5.75% subordinated convertible bonds due 2009 (the "Convertible Bonds"). Currently, of these Convertible Bonds an aggregate amount of € 149,989,000 is still outstanding.

Hagemeyer intends to notify the holders of Convertible Bonds no later than 31 January 2007 whether these will be redeemed on 2 March 2007. This notice is subject to unforeseen circumstances and the price of the underlying shares having traded above € 2.65, being 130% of the conversion price required pursuant the Trust Deed, for at least 20 out of 30 trading days ending 5 trading days prior to the date on which the formal redemption notice is given.

Based on Hagemeyer's current share price, which currently trades well above the conversion price of € 2.04, holders of Convertible Bonds are expected to opt for conversion of their Convertible Bonds in shares instead of a redemption, resulting in a maximum dilution of approximately 14%. In the unlikely event that holders of Convertible Bonds opt for redemption, Hagemeyer has sufficient funds available to redeem all Convertible Bonds.

Naarden, 13 December 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In the first nine months of 2006 Hagemeyer had net revenues of € 4.6 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

 HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

Conversie van € 150.000.000 5,75% achtergestelde converteerbare obligaties (2009)

In verband met haar financiële herstructurering gaf Hagemeyer in 2004 € 150.000.000 – 5,75% achtergestelde Converteerbare Obligaties per 2009 uit ("Converteerbare Obligaties"). Van deze Converteerbare Obligaties staat momenteel nog een totaal bedrag van € 149.989.000 uit.

Hagemeyer is voornemens de houders van de Converteerbare Obligaties uiterlijk op 31 januari 2007 te informeren of deze obligaties op 2 maart 2007 zullen worden afgelost. Deze mededeling is onder voorbehoud van onvoorziene omstandigheden. Bovendien moeten de onderliggende aandelen tenminste twintig van de dertig handelsdagen, eindigend vijf handelsdagen voor de datum van de formele melding van aflossing, verhandeld zijn voor meer dan € 2,65, zijnde 130% van de conversieprijs vereist ingevolge de bepalingen van de Trust Akte.

Gezien de huidige koers van het aandeel Hagemeyer, die momenteel ruim boven de conversieprijs van € 2,04 ligt, wordt verwacht dat houders van de Converteerbare Obligaties zullen kiezen voor conversie van hun Converteerbare Obligaties in aandelen in plaats van voor aflossing, hetgeen zal resulteren in een verwatering van maximaal circa 14%. In het onwaarschijnlijke geval dat de houders van Converteerbare Obligaties zouden kiezen voor aflossing, heeft Hagemeyer voldoende middelen beschikbaar om alle Converteerbare Obligaties af te lossen.

Naarden, 13 december 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Over het eerste negen maanden van 2006 realiseerde Hagemeyer een netto omzet van € 4.6 miljard (gehele jaar 2005: € 5.6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TEL 035 6957676, FAX 035 6944396 E-MAIL INFO@HAGEMEYER.COM / WWW.HAGEMEYER.COM

PERSBERICHT

Acquisitie BREVA afgerond

Hagemeyer maakt bekend dat de acquisitie van BREVA in België op 8 januari 2007 is afgerond. BREVA is een groothandel en distributeur van elektrotechnische materialen en Maintenance, Repair en Operations (MRO) producten. Circa 70% van BREVA's omzet wordt gerealiseerd in het industriële segment.

BREVA heeft haar hoofdkantoor in Zonhoven, België. De onderneming heeft vier verkoop- en servicevestigingen in Vlaanderen en één in Wallonië.

De acquisitie van BREVA verschaft de Hagemeyer Groep toegang tot de Belgische markt en zal Hagemeyer in staat stellen de Belgische vestigingen van verschillende van haar grote internationale industriële klanten te bedienen.

De resultaten van BREVA zullen vanaf 1 januari 2007 worden geconsolideerd. De acquisitie werd gefinancierd uit Hagemeyers bestaande kredietfaciliteiten.

Naarden, 9 januari 2007
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com / press@hagemeyer.com

Over de eerste negen maanden van 2006 realiseerde Hagemeyer een netto omzet van € 4.6 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396 E-MAIL INFO@HAGEMEYER.COM / WWW.HAGEMEYER.COM

PRESS RELEASE

Acquisition BREVA completed

Hagemeyer announces that it has completed the acquisition of BREVA in Belgium on 8 January 2007. BREVA is an electrical wholesaler and distributor of Maintenance, Repair and Operations (MRO) products. Approximately 70% of BREVA's sales go to industrial customers.

BREVA is headquartered in Zonhoven, Belgium. The company has four sales and service branches in the Flemish part of the country and one in the Walloon region.

The acquisition of BREVA provides the Hagemeyer Group with an entry into the Belgian market and will allow Hagemeyer to serve the Belgian subsidiaries of several of its large global industrial customers.

BREVA will be consolidated as from 1 January 2007. The acquisition has been financed by drawing on Hagemeyer's existing credit facilities.

Naarden, 9 January 2007
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com / press@hagemeyer.com

In the first nine months of 2006 Hagemeyer had net revenues of € 4.6 billion (FY 2005: € 5.6 billion) and employed approximately 17.600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

END